Exhibit 99.1

900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE: August 20, 2013	Toronto Stock Exchange: VG
For Immediate Release	No: 40

VERIS GOLD CORP. ANNOUNCES CLOSING OF OVER-ALLOTMENT

Vancouver, BC — August 16, 2013 — Veris Gold Corp. (“Veris” or the “Company”) (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce it has issued an additional 900,980 units (the “Units”) at a price of Cdn$0.52 per Unit pursuant to the exercise of the over-allotment option by the syndicate of agents (collectively, the “Agents”) led by Secutor Capital Management Corporation and including Global Hunter Securities, LLC.  After taking into account the over-allotment option, the gross proceeds of its previously announced offering (the “Offering”) of Units and flow-through units (the “Flow-Through Units”) is approximately $8.5 million.

Pursuant to the Offering, the Company issued an aggregate of 9,349,362 Units at a price of Cdn$0.52, with each Unit comprised of one common share of the Company (a “Unit Share”) and one half of one common share purchase warrant (each whole warrant, a “Unit Warrant”). Each Unit Warrant has an exercise price of Cdn$0.60 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016.

The Company also issued an aggregate of 6,393,310 Flow-Through Units only in Canada at a price of Cdn$0.55, with each Flow-Through Unit comprised of one common share of the Company which qualifies as a “flow-through share” within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”) and one half of one common share purchase warrant (each whole warrant, an “FT Unit Warrant”). Each whole FT Unit Warrant has an exercise price of Cdn$0.65 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016.

The Company intends to use the net proceeds of the Offering to complete the refurbishment of its Jerritt Canyon mill operations, to complete the development of the underground mine facilities at the Saval 4 Gold Mine, fund bonding related to future reclamation obligations, ensure that debt payments are met and for general working capital purposes.  Proceeds from the Flow-Through Units will be used for the funding of exploration activities at the Company’s Ketza River property.

The Offering was completed pursuant to a prospectus supplement dated August 9, 2013 to the short form base shelf prospectus dated October 31, 2012 that the Company has filed with the security regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario (the “Canadian Securities Authorities”) and a registration statement on Form F-10 (No. 333-184496), as amended or supplemented, that the Company has filed with the Securities and Exchange Commission (the “SEC”), both of which are effective.

Copies of the prospectus supplements and the accompanying base shelf prospectus relating to these securities are available at www.sedar.com and www.sec.gov or by directing a request in the United States to Global Hunter Securities LLC at 777 Third Avenue, 36th Floor, New York, NY, 10017 and outside the United States to Secutor Capital Management Corporation at 1167 Caledonia Road, Toronto, Ontario, M6A 2X1, phone (416) 545-1015, email: pgraham@secutor.ca, Attention: Peter Graham.

About Veris Gold Corp.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company’s primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
“VERIS GOLD CORP.”

R. Llee Chapman
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of the Units and Flow-Through Units are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp. Joanne C. Jobin VP, Investor Relations T: (647) 964-0292 NA Toll Free: 1-855-688-9427 E: jjobin@verisgold.com W: verisgold.com	Veris Gold Corp. Nicole Sanches Investor Relations Manager T: (604) 688-9427 ext 224 NA Toll Free: 1-855-688-9427 E: nicole@verisgold.com W: verisgold.com	AXINO AG Wolfgang Seybold Chairman T: +49 711 25 35 92 40 E: wolfgang.seybold@axino.de W: axino.de